EXHIBIT 23

            Consent of Independent Registered Public Accounting Firm


The Compensation Committee of
  First Niagara Financial Group, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the First Niagara Financial Group, Inc. 401(k) Plan, of our report of independent registered public accounting firm dated June 16, 2004 relating to the statements of net assets available for plan benefits of First Niagara Financial Group, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets held at end of year as of December 31, 2003, which report is included in the Form 11-K of the First Niagara Financial Group, Inc. 401(k) Plan.

/s/ KPMG LLP

June 28, 2004
Buffalo, New York